UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2025

Commission File Number: 001-40459

Ero Copper Corp.
(Translation of registrant's name into English)

625 Howe Street, Suite 1050
Vancouver, British Columbia V6C 2T6
Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [   ]      Form 40-F [ X ]

Exhibits 99.1 and 99.2 of this Form 6-K are incorporated by reference as additional exhibits to the registrant’s Registration Statement on Form S-8 (File NO. 333-264821) and Registration Statement on Form F-10 (File NO. 333-274097).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ero Copper Corp.

Date: December 19, 2025	By:	/s/ Deepk Hundal
Name: Deepk Hundal
Title: Executive Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated December 19, 2025
99.2	Technical Report on the Xavantina Operations, Mato Grosso, Brazil